U.S. Securities and Exchange Commission
Washington, D.C. 20549


05060577

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# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



Residential Funding Mortgage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

For 8/1/05
Current Report on Form 8-K 2005-S5
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-106093
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)



**SIGNATURES**

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 28th day of July 2005.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: ______________________
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2005, that the information set forth in this statement is true and complete.

By: ______________________

Name:
Title:

**Settle Date: 7/29/2005 US Treasury Curve Date: 7/26/2005**

| Tranche: LL (A-5) | | | | | | |
|---|---|---|---|---|---|---|
| **Price** | **.00% PSA 0%** | **100.00% PSA 0%** | **300.00% PSA 0%** | **400.00% PSA 0%** | **500.00% PSA 0%** | **PREPAY CALL** |
| 99.125000 | 5.36 | 5.38 | 5.39 | 5.40 | 5.41 | Yield |
| 99.250000 | 5.35 | 5.36 | 5.37 | 5.37 | 5.38 | Yield |
| 99.375000 | 5.33 | 5.34 | 5.35 | 5.35 | 5.36 | Yield |
| 99.500000 | 5.32 | 5.33 | 5.33 | 5.33 | 5.34 | Yield |
| 99.625000 | 5.31 | 5.31 | 5.31 | 5.31 | 5.31 | Yield |
| 99.750000 | 5.30 | 5.29 | 5.29 | 5.29 | 5.29 | Yield |
| 99.875000 | 5.29 | 5.28 | 5.27 | 5.27 | 5.27 | Yield |

# PRTHR-05S5
## Sensitivity

**Settle Date: 7/29/2005 US Treasury Curve Date: 7/26/2005**

| Tranche: L1 (A-6) | | | | | | |
|---|---|---|---|---|---|---|
| Price | .00% PSA<br>0% | 100.00% PSA<br>0% | 300.00% PSA<br>0% | 400.00% PSA<br>0% | 500.00% PSA<br>0% | PREPAY<br>CALL |
| 98.203125 | 5.43 | 5.45 | 5.49 | 5.51 | 5.52 | Yield |
| 98.328125 | 5.42 | 5.44 | 5.48 | 5.49 | 5.50 | Yield |
| 98.453125 | 5.41 | 5.43 | 5.46 | 5.47 | 5.48 | Yield |
| 98.578125 | 5.40 | 5.42 | 5.44 | 5.45 | 5.46 | Yield |
| 98.703125 | 5.39 | 5.40 | 5.43 | 5.44 | 5.45 | Yield |
| 98.828125 | 5.38 | 5.39 | 5.41 | 5.42 | 5.43 | Yield |
| 98.953125 | 5.37 | 5.38 | 5.40 | 5.40 | 5.41 | Yield |

**Settle Date: 7/29/2005 US Treasury Curve Date: 7/26/2005**

| Tranche: L1 (A-6) | | | | | | |
|---|---|---|---|---|---|---|
| **Price** | **.00% PSA 0%** | **100.00% PSA 0%** | **300.00% PSA 0%** | **400.00% PSA 0%** | **500.00% PSA 0%** | **PREPAY CALL** |
| 98.156250 | 5.43 | 5.46 | 5.50 | 5.51 | 5.53 | Yield |
| 98.281250 | 5.42 | 5.45 | 5.48 | 5.49 | 5.51 | Yield |
| 98.406250 | 5.41 | 5.43 | 5.47 | 5.48 | 5.49 | Yield |
| 98.531250 | 5.40 | 5.42 | 5.45 | 5.46 | 5.47 | Yield |
| 98.656250 | 5.39 | 5.41 | 5.43 | 5.44 | 5.45 | Yield |
| 98.781250 | 5.38 | 5.40 | 5.42 | 5.43 | 5.43 | Yield |
| 98.906250 | 5.37 | 5.38 | 5.40 | 5.41 | 5.42 | Yield |

**Settle Date: 7/29/2005 US Treasury Curve Date: 7/26/2005**

| Tranche: AB (A-4) | | | | | | |
|---|---|---|---|---|---|---|
| **Price** | **.00% PSA 0%** | **100.00% PSA 0%** | **300.00% PSA 0%** | **400.00% PSA 0%** | **500.00% PSA 0%** | **PREPAY CALL** |
| 99.593750 | 5.31 | 5.32 | 5.33 | 5.33 | 5.33 | Yield |
| 99.718750 | 5.30 | 5.30 | 5.28 | 5.28 | 5.28 | Yield |
| 99.843750 | 5.29 | 5.28 | 5.24 | 5.23 | 5.22 | Yield |
| 99.968750 | 5.28 | 5.25 | 5.20 | 5.18 | 5.16 | Yield |
| 100.093750 | 5.27 | 5.23 | 5.16 | 5.12 | 5.10 | Yield |
| 100.218750 | 5.25 | 5.21 | 5.11 | 5.07 | 5.04 | Yield |
| 100.343750 | 5.24 | 5.19 | 5.07 | 5.02 | 4.98 | Yield |

# PRTHR-05S5
## Sensitivity

**Settle Date: 7/29/2005 US Treasury Curve Date: 7/26/2005**

| Tranche: A2 (A-2) | | | | | | |
|---|---|---|---|---|---|---|
| **Price** | **.00% PSA 0%** | **100.00% PSA 0%** | **300.00% PSA 0%** | **400.00% PSA 0%** | **500.00% PSA 0%** | **PREPAY CALL** |
| 96.625000 | 5.44 | 5.45 | 5.55 | 5.70 | 5.91 | Yield |
| 96.750000 | 5.43 | 5.44 | 5.54 | 5.68 | 5.88 | Yield |
| 96.875000 | 5.42 | 5.43 | 5.52 | 5.66 | 5.85 | Yield |
| 97.000000 | 5.41 | 5.42 | 5.51 | 5.64 | 5.82 | Yield |
| 97.125000 | 5.40 | 5.41 | 5.50 | 5.62 | 5.79 | Yield |
| 97.250000 | 5.39 | 5.40 | 5.48 | 5.60 | 5.76 | Yield |
| 97.375000 | 5.38 | 5.39 | 5.47 | 5.58 | 5.73 | Yield |

# PRTHR-05S5

## Sensitivity



**Settle Date: 7/29/2005 US Treasury Curve Date: 7/26/2005**

| Tranche: A1(Delay Days: 24) | | | | | | |
|---|---|---|---|---|---|---|
| **Price** | **.00% PSA 0%** | **100.00% PSA 0%** | **300.00% PSA 0%** | **400.00% PSA 0%** | **500.00% PSA 0%** | **PREPAY CALL** |
| 99.625000 | 5.31 | 5.31 | 5.32 | 5.32 | 5.32 | Yield |
| 99.750000 | 5.30 | 5.29 | 5.27 | 5.27 | 5.26 | Yield |
| 99.875000 | 5.29 | 5.27 | 5.23 | 5.21 | 5.20 | Yield |
| 100.000000 | 5.27 | 5.25 | 5.19 | 5.16 | 5.14 | Yield |
| 100.125000 | 5.26 | 5.23 | 5.14 | 5.11 | 5.08 | Yield |
| 100.250000 | 5.25 | 5.21 | 5.10 | 5.06 | 5.03 | Yield |
| 100.375000 | 5.24 | 5.19 | 5.06 | 5.01 | 4.97 | Yield |